EXHIBIT 6.8

LEGAL OPINION MATTERS

1. The Company has been duly incorporated and is validly existing in good standing under the laws of the State of Delaware. The Company has the requisite corporate power to own or lease its property and assets and to conduct its business as currently conducted.

2. The Agreement has been duly authorized by all necessary corporate action on the part of the Company and has been duly executed and delivered on behalf of the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

3. The Shares have been duly authorized, and when issued, delivered and paid for in accordance with the terms of the Agreement, will be validly issued, fully paid and nonassessable.

4. Except as set forth in the Public Documents and the Agreement, there is no action, proceeding or investigation pending or overtly threatened in writing against the Company which could reasonably be anticipated to result, either individually or in the aggregate, in any material adverse change in the assets, financial condition or operations of the Company.

5. The offer and sale of the Shares by the Company to Purchaser is exempt from the registration requirements of the Securities Act of 1933, as amended.

6. The execution and delivery of the Agreement by the Company and the consummation of the sale of the Shares by the Company as contemplated therein do not violate any provisions of the Company's Certificate of Incorporation or Bylaws.

7. All consents, approvals, authorizations, or orders of, and filings, registrations and qualifications with any regulatory authority or governmental body in the United States required for the issuance by the Company of the Shares as contemplated by the Agreements, have been made or obtained.